

J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

06014553


SEC MAIL
PROCESSING
RECEIVED
JUN 20 2006
WASH. D.C.
152
SECTION

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 12 June 2006

SUPPL

Dear Sir

J Sainsbury Announces: Notification of major interests in shares

Please find enclosed a copy of the above announcements made to the London Stock Exchange on 9th June 2006.

Yours sincerely

pp.

Hazel Jarvis
Deputy Secretary

PROCESSED
JUN 22 2006
THOMSON
FINANCIAL

Enc

Registered office as above
Registered number 185647 England

J Sainsbury plc announces notification of major interests in shares

On 9 June 2006, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 239,290,028 ordinary shares representing 13.98% of the issued share capital. These shares are represented by a beneficial interest of 1,563,618 (0.09% - previously disclosed 0.09%) and a non-beneficial interest of 237,726,410 (13.89% - previously disclosed 13.91%), the majority of which, 235,842,091 was held by AXA Financial, Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 14.00%.

12 June 2006

Sainsbury(J) PLC

Annual Report 2006/Annual General Meeting

Notice of Annual General Meeting 2006
Annual Report 2006

Copies of the documents listed above have been submitted for public inspection at the Document Viewing Facility of the UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Lynda Ashton

Media
+44 (0) 20 7695 6127
Pip Wood

J Sainsbury plc announces notification of major interests in shares

On 9 June 2006, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 239,290,028 ordinary shares representing 13.98% of the issued share capital. These shares are represented by a beneficial interest of 1,563,618 (0.09% - previously disclosed 0.09%) and a non-beneficial interest of 237,726,410 (13.89% - previously disclosed 13.91%), the majority of which, 235,842,091 was held by AXA Financial, Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 14.00%.

12 June 2006

Sainsbury(J) PLC

Annual Report 2006/Annual General Meeting

Notice of Annual General Meeting 2006
Annual Report 2006

Copies of the documents listed above have been submitted for public inspection at the Document Viewing Facility of the UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Lynda Ashton

Media
+44 (0) 20 7695 6127
Pip Wood

J Sainsbury plc announces notification of major interests in shares

On 9 June 2006, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 239,290,028 ordinary shares representing 13.98% of the issued share capital. These shares are represented by a beneficial interest of 1,563,618 (0.09% - previously disclosed 0.09%) and a non-beneficial interest of 237,726,410 (13.89% - previously disclosed 13.91%), the majority of which, 235,842,091 was held by AXA Financial, Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 14.00%.

12 June 2006

Sainsbury(J) PLC

Annual Report 2006/Annual General Meeting

Notice of Annual General Meeting 2006
Annual Report 2006

Copies of the documents listed above have been submitted for public inspection at the Document Viewing Facility of the UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Lynda Ashton

Media
+44 (0) 20 7695 6127
Pip Wood

J Sainsbury plc announces notification of major interests in shares

On 9 June 2006, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 239,290,028 ordinary shares representing 13.98% of the issued share capital. These shares are represented by a beneficial interest of 1,563,618 (0.09% - previously disclosed 0.09%) and a non-beneficial interest of 237,726,410 (13.89% - previously disclosed 13.91%), the majority of which, 235,842,091 was held by AXA Financial, Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 14.00%.

12 June 2006

Sainsbury(J) PLC

Annual Report 2006/Annual General Meeting

Notice of Annual General Meeting 2006
Annual Report 2006

Copies of the documents listed above have been submitted for public inspection at the Document Viewing Facility of the UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Lynda Ashton

Media
+44 (0) 20 7695 6127
Pip Wood

J Sainsbury plc announces notification of major interests in shares

On 9 June 2006, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 239,290,028 ordinary shares representing 13.98% of the issued share capital. These shares are represented by a beneficial interest of 1,563,618 (0.09% - previously disclosed 0.09%) and a non-beneficial interest of 237,726,410 (13.89% - previously disclosed 13.91%), the majority of which, 235,842,091 was held by AXA Financial, Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 14.00%.

12 June 2006

Sainsbury(J) PLC

Annual Report 2006/Annual General Meeting

Notice of Annual General Meeting 2006
Annual Report 2006

Copies of the documents listed above have been submitted for public inspection at the Document Viewing Facility of the UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Lynda Ashton

Media
+44 (0) 20 7695 6127
Pip Wood